

June 2, 2009

By U.S. Mail and Facsimile

Ms. Gretchen R. Haggerty
Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-16811**

Dear Ms. Haggerty:

We have reviewed your response letter dated May 6, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

1.   We note that General Motors has filed for bankruptcy and the plan involves the closing or idling of a significant number of plants and operations. Please tell us whether this represents a new triggering event under paragraph 28a. of SFAS 142 and/or paragraph 8 of SFAS 144. Although indirectly connected to the current business environment, it appears that this event has formalized a lower level of auto production for the foreseeable future. If you do not consider this a triggering event under either guidance, please provide us with a comprehensive supporting analysis.

2.   We note your risk factors concerning the potential for a GM bankruptcy. Tell us what consideration you have made to filing a Form 8-K addressing the potential impact on your orders, profitability, asset recovery, debt compliance and liquidity.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant